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                                                                   EXHIBIT F-1.2



                              AMEREN CORPORATION
                             1901 Chouteau Avenue
                           St. Louis, Missouri 63166
                                 314-621-3222


                                January 9, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Ameren Corporation
               Form U-1 Application-Declaration
               (File No. 70-8945)

Dear Sirs:

          I refer to the Form U-1 Application/Declaration, as amended (the "Application"), under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by Ameren Corporation ("Ameren"), a Missouri corporation. Capitalized terms used in this letter without definition have the meanings ascribed to such terms in the Application.

          The Application seeks approvals relating to the business combination transaction among Ameren, Union Electric Company ("UE") and CIPSCO Incorporated ("CIPSCO"), by which UE and Central Illinois Public Service Company ("CIPS") became wholly owned subsidiaries of Ameren and Ameren acquired all of the issued and outstanding common stock of UE and CIPS and acquired indirectly 60% of the outstanding common stock of Electric Energy, Inc. ("EEI") (the "Merger Transaction"). In the Application, Ameren also requested that the Commission approve the following actions or transactions (which, together with the Merger Transaction, are referred to as the "Transactions"):

     (i) the establishment of Ameren Services Corp. ("Ameren Services") in accordance with Rule 88 under the Act and the acquisition by Ameren of all of the outstanding voting securities of Ameren Services;

     (ii)   the execution of the General Services Agreement;

     (iii)  the issuance of Ameren Common Stock in connection with the
            Transaction;
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     (iv)   the issuance by Ameren (and/or the acquisition by or on behalf of
            Ameren in open market transactions) of up to 15 million shares of Ameren Common Stock, over the period ending five years after the date of the Commission's approving order in this docket, for purposes of certain employee benefit and dividend reinvestment plans;


     (v) the acquisition by Ameren of all of the outstanding voting securities of CIPSCO Investment Company ("CIPSCO Investment"), which serves as a holding company for certain nonutility investments;

     (vi) the retention by Ameren of the gas properties of UE and CIPS and the continued operation of UE and CIPS as combination utilities;

     (vii) the retention by Ameren of the nonutility activities, businesses and investments of UE and CIPSCO Investment; and

     (viii) the continuation of all outstanding intrasystem debt, guaranties and support agreements.

            I have acted as counsel for Ameren in connection with the Application and, as such counsel, I am familiar with the corporate proceedings taken by Ameren, UE and CIPSCO in connection with the Transactions as described in the Application.

            I have examined originals, or copies certified to my satisfaction, of such corporate records of Ameren, UE, CIPSCO, CIPS and CIPSCO Investment, certificates of public officials, certificates of officers and representatives of Ameren, UE, CIPSCO, CIPS and CIPSCO Investment, and other documents as I have deemed it necessary to examine as a basis for the opinions hereinafter expressed. In such examination I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to me as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon certificates of officers of Ameren, UE, CIPSCO, CIPS and CIPSCO Investment and other appropriate persons and statements contained in the Application and the exhibits thereto.

            The opinions expressed below are subject to the following further assumption that, with respect to those Transactions occurring after Ameren shall have become subject to registration pursuant to Section 5 of the Act and the rules of the Commission thereunder, Ameren shall have duly registered with the Commission as a holding company pursuant to Section 5 of the Act and the rules of the Commission thereunder and with respect to the Transactions described in clause (iv) above, such transactions will be carried out as described in the Application and the Commission's order permitting the Application to become effective (Release No. 35-26809), and in compliance with the Restated Articles of Incorporation of Ameren, the authorizations of the Board of Directors of Ameren and applicable law.

                                      2.
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          For purposes of this opinion, with respect to all matters governed by the laws of Illinois, I have relied upon the opinion of even date of Jones, Day, Reavis & Pogue, Chicago, Illinois, filed as an Exhibit to the Application.

          Based upon the foregoing, and subject to the assumptions and conditions set forth herein, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event that the proposed Transactions are consummated in accordance with the Application:

          1. All laws of the State of Missouri applicable to the proposed Transactions will have been complied with.

          2. Each of Ameren and UE is validly organized and duly existing under the laws of the State of Missouri.

          3. The shares of Ameren Common Stock issued in connection with the proposed Transactions are validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the Restated Articles of Incorporation of Ameren. The shares of common stock of UE which were acquired by Ameren in connection with the Transactions are validly issued, fully paid and nonassessable, and Ameren, as the holder thereof, will be entitled to the rights and privileges appertaining thereto set forth in the Restated Articles of Incorporation of UE.

          4. Ameren has legally acquired (a) all the outstanding shares of common stock of UE in connection with the merger of Arch Merger with and into UE, (b) all the outstanding shares of common stock of CIPS as a result of the merger of CIPSCO with and into Ameren, and (c) all the shares of CIPSCO Investment as a result of the merger of CIPSCO with and into Ameren.

          5. The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by Ameren or any associate company of Ameren.

          6. The Transactions have been carried out in accordance with the Application.

          I hereby consent to the use of this opinion as an exhibit to the Application.

                              Very truly yours,



                              William E. Jaudes

                                      3.